UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 001-40267
CUSIP Number: 92771A 101

(Check one):	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D
	Form N-SAR	Form N-CSR

	For Period Ended:	March 31, 2023
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

VIRGIN ORBIT HOLDINGS, INC.
Full Name of Registrant

N/A
Former Name if Applicable

4022 E. Conant St.
Address of Principal Executive Office (Street and Number)

Long Beach, California, 90808
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Virgin Orbit Holdings, Inc. (the “Company”) will not, without unreasonable effort and expense, be able to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 (the “Form 10-Q”) within the prescribed time period, as the Company requires additional time to compile the necessary disclosure and financial information to complete the Form 10-Q filing.

As previously reported in its Current Reports on Form 8-K filed on March 30, 2023 and April 4, 2023, following a substantial workforce reduction impacting all areas of the organization, the Company and its domestic subsidiaries filed voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the district of Delaware seeking relief under Chapter 11 of Title 11 of the United States Bankruptcy Code. Due to the considerable time and resources needed to address the Chapter 11 Cases and the resulting diversion of the attention of the Company’s limited management and other personnel responsible for preparation of the Form 10-Q, the Company is unable to file the Form 10-Q within the prescribed time period. As a result of the foregoing Company delays, KPMG LLP, the Company’s independent registered public accounting firm, will need additional time to complete its procedures with respect to the Form 10-Q.

The Company believes that the Form 10-Q will be filed within the extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended, but can provide no assurance that it will be able to file by such time.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Brita O’Rear	(562)	388-4400
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary financial information, the Company expects to report revenue of approximately $3.3 million and a net loss of approximately $(93.0) million for the three months ended March 31, 2023 and cash and cash equivalents of approximately $3.8 million as of March 31, 2023, compared to revenue of $2.1 million and a net loss of $(62.6) million for the three months ended March 31, 2022 and cash and cash equivalents of $51.2 million as of December 31, 2022. The Company expects to report an accumulated deficit of approximately $(1,104.6) million as of March 31, 2023, as compared to an accumulated deficit of $(1,011.6) million as of December 31, 2022.

The information above is preliminary and subject to change and does not present all information necessary for an understanding of the Company’s results of operations for these periods. The Company’s actual results may differ from the preliminary estimates above.
Disclosure Regarding Forward-Looking Statements
This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “anticipates,” “estimates” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expected financial results for the quarterly period ended March 31 2023 to be reported in the Form 10-Q and our expectations as to the timing of the filing of the Form 10-Q, which reflect the Company’s expectations based upon currently available information and data. Because such statements are based on the Company’s current expectations and are not statements of fact, actual results may differ materially from those projected or estimated and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Forward-looking statements speak only as of the date they are made. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

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VIRGIN ORBIT HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2023	By	/s/ Brita O’Rear
Name: Brita O’Rear Title: Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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